[Versartis Letterhead]

March 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Jeffrey P. Riedler

Re:	Request for Effectiveness for Registration Statement on Form S-1 of Versartis, Inc. (File No. 333-193997)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Versartis, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effectiveness of the above-referenced registration statement (the “Registration Statement”) so that it will be declared effective at 4:00 p.m. on Thursday, March 20, 2014, or as soon as possible thereafter.

The Registrant hereby authorizes Kenneth L. Guernsey and Michael E. Tenta, both of whom are attorneys with our legal counsel, Cooley LLP, to orally modify or withdraw this request for acceleration.

On behalf of the Registrant, the undersigned acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant:

1.	Should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VERSARTIS, INC.

By:	/s/ Joshua T. Brumm
Joshua T. Brumm
Chief Financial Officer

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

March 18, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Bryan Pitko and Christina De Rosa

Re:	Versartis, Inc.
Registration Statement on Form S-1
Filed February 18, 2014
File No. 333-193997
Confidentially Submitted January 10, 2014
CIK No. 0001513818

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Versartis, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Eastern Time on March 20, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 10, 2014:

(i)	Dates of distribution: March 11, 2014 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4
(iii)	Number of prospectuses furnished to investors: approximately 1,992
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 75

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
MORGAN STANLEY & CO. LLC CITIGROUP GLOBAL MARKETS INC. Acting severally on behalf of themselves and the several Underwriters
By:	MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Name: Jon Zimmerman
Title: Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Chris Collins
Name: Chris Collins
Title: Director

[Signature Page to Underwriters’ Acceleration Request]